SEC FILE NO. 70-7670







                          SECURITIES AND EXCHANGE COMMISSION


                               WASHINGTON, D.C.  20549












                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS









                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


          -----------------------------------------x
                    In the Matter of              :
                                                  :    Certificate
          GPU, Inc.                               :    Pursuant to
                                                  :    Rule 24 of Partial
                    File No. 70-7670              :    Completion of
                                                  :    Transactions
               (Public Utility Holding            :
                 Company Act of 1935)             :
          -----------------------------------------x


          To the Members of the Securities and Exchange Commission:

                    The  undersigned, GPU,  Inc. ("GPU"),  hereby certifies
          pursuant to Rule 24 ("Rule 24") of the General Rules and Regulations under the Public Utility Holding Company Act of 1935
          (the "Act") that certain of the transactions proposed in the Application filed in SEC File No. 70-7670 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated October 23, 1989 and Supplemental Order dated December 8, 1995 (collectively, the "Orders"), with respect to said Application as follows:
          1.   Pursuant to the Orders, GPU has been authorized to issue and
          sell,  from  time-to-time  through   December  31,  2000,  up  to
          2,500,000 shares  (without giving  effect to a  two-for-one stock split by way of stock dividend effective May 29, 1991) of its common stock, par value $2.50 per share (the "Common Stock"), pursuant to a dividend reinvestment and stock purchase plan (the "Plan") described in the Prospectus included as part of a Registration Statement on Form S-3, No. 33-30765, as amended, filed under the Securities Act of 1933.
          2. On January 29, 1997, GPU issued and sold from previously reacquired shares a total of 1,293 shares of Common Stock to Plan participants who made optional cash payments to the Plan in
          accordance with its terms.    GPU sold such shares at  a price of
          $34.65 per share,  or an aggregate of $44,802.45 which represents the average of  the daily high and low sale  prices of the Common
          Stock as reported  in The Wall Street Journal  for New York Stock
          Exchange  Composite  Transactions   for  the  ten   trading  days
          immediately preceding such date.
          3. On February 26, 1997, GPU issued and sold from previously reacquired shares a total of 38,750 shares of Common Stock to
          Plan participants  who made optional  cash payments  to the  Plan
          and/or reinvested dividends in  accordance with its terms.    GPU
          sold such shares at a price of $34.134375 per share, or an aggregate of $1,322,707.03 which represents the average of the daily high and low sale prices of the Common Stock as reported in





          The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

          4. On March 26, 1997, GPU issued and sold from previously reacquired shares a total of 1,309 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $34.3875 per share, or an aggregate of $45,013.24 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.
          5. To summarize, to date GPU has sold a total of 817,876 previously reacquired shares of Common Stock pursuant to the Plan.





                                      SIGNATURE

                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        GPU, INC.



                                        By:

                                             T. G. Howson
                                             Vice President and Treasurer


          Date: April 2, 1997